As filed with the Securities and Exchange Commission on Novembe 29, 2010	333-170856

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6/A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

BRITISH AIRWAYS Plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 604-1666
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

George Boychuk, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 Telephone: (212) 319-7600

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five ordinary shares of British Airways Plc	n/a	n/a	n/a	n/a

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Third Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of
American Depositary Receipt

(2)	Title of American Depositary Receipts and identity		Face of American Depositary Receipt, top center
of deposited securities

Terms of Deposit:

	(i)	Amount of deposited securities represented	Face of American Depositary Receipt, upper right
		by one unit of American Depositary Shares	corner

	(ii)	Procedure for voting, if any, the deposited	Paragraph (12)
securities

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy	Paragraphs (3), (8) and (12)
soliciting material

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from	Paragraphs (4), (5), (10) and (13)
dividends, splits or plans of reorganization

	(vii)	Amendment, extension or termination of the	Paragraphs (16) and (17)
Deposit Agreement

	(viii)	Rights of holders of ADRs to inspect the	Paragraph (3)
transfer books of the Depositary and the list
of Holders of ADRs

	(ix)	Restrictions upon the right to deposit or	Paragraphs (1), (2), (4), (5) and (18)
withdraw the underlying securities

	(x)	Limitation upon the liability of the	Paragraph (14)
Depositary

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption		Receipt Filed Herewith as Prospectus

(a)	Statement that British Airways Plc publishes	Paragraph (8)
information in English required to maintain the
exemption from registration under Rule 12g3-
2(b) under the Securities Exchange Act of 1934
on its Internet Web site (www.bashares.com) or
through an electronic information delivery system
generally available to the public in its primary
trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Third Amended and Restated Deposit Agreement, dated as of      , 2010, by and among British Airways Plc, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among British Airways Plc, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 29, 2010.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing five ordinary shares of British Airways Plc.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, British Airways Plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in England on November 29, 2010.

British Airways Plc

By:	/s/ Alan Buchanan
Name:	Alan Buchanan
Title:	Company Secretary

Know all persons by these present that each officer or director whose signature appears below constitutes and appoints Alan Buchanan, his or her true lawful attorney-in-fact and agent with full and several power of substitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities indicated on November 29, 2010.

Signatures	Capacity

/s/Martin Broughton	Chairman
Martin Broughton

/s/Willie Walsh	Chief Executive Officer and Director
Willie Walsh

/s/Keith Williams	Chief Financial Officer and Director
Keith Williams

/s/Maarten van den Bergh	Director
Maarten van den Bergh

/s/Baroness Kingsmill	Director
Baroness Kingsmill

/s/Jim Lawrence	Director
Jim Lawrence

/s/Alison Reed	Director
Alison Reed

Director
Rafael Sánchez-Lozano Turmo

/s/Ken Smart	Director
Ken Smart

/s/Baroness Symons	Director
Baroness Symons

/s/Paul Jasinski	General Counsel Americas, Authorized Representative in the United States
Paul Jasinski